UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.

2288 – 1177 WEST HASTINGS ST.

VANCOUVER, B.C.

CANADA V6E 2K3

2nd QUARTER 2005

FINANCIAL REPORT

Investor Relations

866-687-6263 Toll Free

www.minefinders.com

NOTICE TO READERS OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying interim consolidated interim financial statements of Minefinders Corporation Ltd. consisting of the interim consolidated balance sheet as at June 30, 2005 and the interim consolidated statements of loss and deficit, cash flows and mineral properties and deferred exploration costs for the three and six month periods ended June 30, 2005 and 2004 are the responsibility of the Company’s management. These financial statements have not been reviewed by the independent auditors of the Company.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Balance Sheets

Thousands of United States Dollars

(Unaudited)

	June 30, 2005	December 31, 2004
Assets
Current
Cash and cash equivalents	$ 36,275	$ 42,352
Receivables	457	156
Prepaid expenses	185	135
	36,917	42,643
Mineral properties and
deferred exploration costs (Note 4)	46,805	44,762
Equipment	184	187
	$ 83,906	$ 87,592

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 1,244	$ 879
Shareholders’ equity
Capital stock (Note 5)	85,637	85,526
Contributed surplus	6,803	6,803
Deficit accumulated in the exploration stage	(19,865)	(17,379)
Cumulative translation adjustment	10,087	11,763
	82,662	86,713
	$ 83,906	$ 87,592

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

Thousands of United States dollars

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
Administrative costs
Accounting and auditing	$ 108	$ 63	$ 198	$ 128
Amortization	3	3	5	5
Consulting fees	69	55	156	221
Corporate relations	69	114	198	240
Legal	78	89	163	161
Office services and expenses	137	147	269	207
Stock option compensation (Note 7)	-	1,318	-	1,318
Shareholder reports and filing fees	80	107	127	133
Travel	21	5	36	14
	565	1,901	1,152	2,427
Deferred exploration costs written off	1,664	41	1,757	90
Loss from operations	(2,229)	(1,942)	(2,909)	(2,517)
Other items:
Foreign exchange gain (loss)	(23)	(9)	(18)	39
Loss on disposal of equipment	-	-	(1)
Interest income	260	210	442	495
Net loss for the period	(1,992)	(1,741)	(2,486)	(1,983)
Deficit, beginning of period	(17,873)	(14,728)	(17,379)	(14,486)
Deficit, end of period	$ (19,865)	$ (16,469)	$ (19,865)	$ (16,469)
Loss per share – basic and diluted	$ (0.05)	$ (0.05)	$ (0.07)	$ (0.05)
Weighted average shares outstanding	36,505,577	36,443,820	36,491,289	36,337,487

The accompanying notes are an integral part of these consolidated financial statements

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

Thousands of United States dollars

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
Cash flows used in operating activities
Net loss for the period	$ (1,992)	$ (1,741)	$ (2,486)	$ (1,983)
Items not involving cash
Amortization	3	3	5	5
Deferred exploration costs written off	1,664	41	1,757	90
Loss on disposal of equipment	-	-	1	-
Stock option compensation (Note 7)	-	1,318	-	1,318
Net change in non-cash working capital balances
Receivables	(157)	(1)	(301)	(7)
Prepaid expenses	193	77	(50)	(6)
Accounts payable and accrued liabilities	(42)	(106)	365	(186)
	(331)	(409)	(709)	(769)
Cash flows used in investing activities
Mineral properties and exploration costs	(2,224)	(1,476)	(4,611)	(2,945)
Purchase of capital assets	(28)	(20)	(35)	(92)
	(2,252)	(1,496)	(4,646)	(3,037)
Cash flows provided by financing activities
Net proceeds on issuance of common shares	111	336	111	1,067
Effect of exchange rate changes on cash and cash equivalents	(527)	(798)	(833)	(1,280)
Decrease in cash and cash equivalents for the period	(2,999)	(2,367)	(6,077)	(4,019)
Cash and cash equivalents, beginning of period	39,274	44,025	42,352	45,677
Cash and cash equivalents, end of period	$ 36,275	$ 41,658	$ 36,275	$ 41,658
Supplemental Information
Stock option compensation (Note 7)	$ -	$ 859	$ -	$ 969

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Mineral Properties

And Deferred Exploration Costs

Thousands of United States dollars)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
Mineral Properties	$ 37	$ 25	$ 63	$ 63
Exploration Costs
Assaying	84	61	207	169
Amortization	15	14	26	26
Communication and delivery	30	34	67	62
Drilling and trenching	686	595	1,583	1,188
Engineering and feasibility study	521	210	933	318
Environmental	-	17	15	20
Geophysical surveying and mapping	4	1	5	5
Heavy equipment	-	12	15	12
Legal: mineral properties	14	19	38	38
Licences and recording fees	144	63	258	110
Metallurgical	40	95	102	143
Road building	62	31	139	75
Site assembly	210	-	270	-
Stock option compensation (Note 7)	-	859	-	969
Supplies	32	27	82	68
Tax	-	3	-	34
Technical and professional services	285	235	704	536
Travel	75	48	130	104
	2,202	2,324	4,574	3,877
Mineral properties and deferred
exploration costs during the period	2,239	2,349	4,637	3,940
Balance, beginning of period	46,820	35,694	44,762	34,519
Foreign exchange adjustment	(590)	(582)	(837)	(949)
Less: Deferred exploration costs written off	(1,664)	(41)	(1,757)	(90)
Balance, end of period	$ 46,805	$ 37,420	$ 46,805	$ 37,420

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

June 30, 2005

(Unaudited)

1.	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars.

The interim financial statements do not include all the note disclosures required for annual financial statements but they are presented in accordance with the same accounting principles, policies and methods that are used in the preparation of the Company’s annual financial statements; therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

2.	Nature of Business

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has recently received a positive feasibility study on its Dolores project that was conducted by independent mine engineering consultants. However, the recoverability of the amount shown for mineral properties and deferred exploration costs remains dependent upon the continuing financial support of shareholders or other investors to obtain long-term financing to complete development of the Dolores property and the exploration of its other properties, confirmation of the Company’s interest in the underlying mineral claims, and upon future profitable production. There can be no assurances that financing will be available in the amounts or terms necessary to achieve the Company's plans.

3.	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the six-month periods ended June 30, 2005 and 2004.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

June 30, 2005

(Unaudited)

4.	Mineral Properties and Deferred Exploration Costs

The following table shows the net carrying costs at June 30, 2005 and December 31, 2004.

	Mineral Properties	Deferred Exploration Costs	June 30, 2005	December 31, 2004
Mexico
Dolores Property	$ 8,944	$ 30,253	$ 39,197	$ 36,564
Northern Sonora	223	4,772	4,995	4,657
La Reserva/El Correo	86	1,670	1,756	1,816
Planchas de Plata	-	381	381	135
Other	-	7	7	7
	9,253	37,083	46,336	43,179
United States
Nevada Properties	303	166	469	1,583
	$ 9,556	$ 37,249	$ 46,805	$ 44,762

The accumulated exploration costs written off during the period ended June 30, 2005 include $1,622 incurred on the Clear and Dottie properties in Nevada.

5.	Capital Stock

Authorized: Unlimited common shares, no par value

Issued:

	Shares	Amount
Balance, January 1, 2004	36,121,841	$ 84,278
Stock options exercised for cash:
Period to June 30, 2004	330,000	1,067
Balance, June 30, 2004	36,451,841	85,345
Stock options exercised for cash:
Period to December 31, 2004	25,000	181
Balance December 31, 2004 and March 31, 2005	36,476,841	85,526
Stock options exercised for cash:
Period to June 30, 2005	125,000	111
Balance, June 30, 2005	36,601,841	$ 85,637

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

June 30, 2005

(Unaudited)

5.	Capital Stock (Continued)

At June 30, 2005, the following stock options were outstanding and exercisable:

	Exercise Price
Number	($CDN)	Expiry Date
40,000	1.05	December 7, 2005
220,000	1.50	November 7, 2006
585,000	3.30	April 17, 2007
860,000	6.45	December 23, 2007
35,000	8.08	July 1, 2008
725,000	10.65	September 26, 2008
50,000	12.53	March 17, 2009
75,000	8.25	May 17, 2009
695,000	8.80	June 14, 2009
3,285,000	6.89

No options were granted or cancelled during the period to June 30, 2005. On July 12, 2005, the Company granted 450,000 five-year stock options, with an exercise price of CDN$5.64, that vested immediately.

6.	Related Party Transactions

The Company incurred expense in the six months ended June 30, 2005 for the following:

a)	$258 (2004-$290) for administrative and geological services by two officers (one of whom is a director).
b)	$97 (2004-$93) for legal services by a law firm in which one of the directors is a partner.
c)	$23 (2004-$6) for directors' fees.

Transactions with related parties are recorded at the exchange amount, being the amount agreed to by the parties.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

June 30, 2005

(Unaudited)

7.	Stock Option Compensation

During the six months ended June 30, 2005, no stock options were granted. In the six months ended June 30, 2004, 50,000 options with an exercise price of CDN$12.53 per share, 75,000 options with an exercise price of CDN$8.25 per share and 695,000 options with an exercise price of CDN$8.80 per share were granted.

Stock option compensation is recognized and charged to the Consolidated Statements of Loss and Deficit, and Mineral Properties and Deferred Exploration Costs in accordance with the nature of the services provided by the recipient of the grant. Charges to these statements were as follows:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004
Statement of Loss and Deficit	$ -	$ 1,318	$ -	$ 1,318
Statement of Mineral Properties and Deferred Exploration Costs	-	859	-	969
	$ -	$ 2,177	$ -	$ 2,287

8.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles differ in some respects from United States generally accepted accounting principles (“US GAAP”). The effect of such differences on the Company’s consolidated financial statements, where material, is set out below:

a)	Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

b)	Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income. Comprehensive income comprises the Company’s net loss and all changes to shareholders’ equity except those resulting from investments or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

Minefinders Corporation Ltd.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

Thousands of United States dollars

June 30, 2005

(Unaudited)

8.	United States Generally Accepted Accounting Principles (continued)
c)	Stock-based compensation

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method to, and re-stated, all prior periods. The Company has also adopted this method under US GAAP. Accordingly, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation.

The impact of the above on the financial statements is as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2005	2004	2005	2004
Net loss per Canadian GAAP	$ (1,992)	$ (1,741)	$ (2,486)	$ (1,983)
Adjustments related to:
Mineral exploration expenses	(575)	(2,308)	(2,880)	(3,850)

Net loss per US GAAP	(2,567)	(4,049)	(5,366)	(5,833)
Foreign exchange adjustment	(537)	(802)	(839)	(1,283)
Comprehensive loss per US GAAP	$ (3,104)	$ (4,851)	$ (6,205)	$ (7,116)

Loss per share, basic and diluted	$ (0.07)	$ (0.11)	$ (0.15)	$ (0.16)

			June 30, 2005	December 31, 2004

Shareholders’ equity per Canadian GAAP			$ 82,662	$ 86,713
Adjustments related to:
Mineral exploration expenses			(46,805)	(44,762)
Shareholders’ equity per US GAAP			$ 35,857	$ 41,951

MINEFINDERS CORPORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Six Months Ended June 30, 2005.

(In United States Dollars unless stated otherwise)

This discussion and analysis of financial position and results of operations and cash flows of Minefinders Corporation Ltd. (the Company) should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the six months ended June 30 2005, and with the audited consolidated financial statements of the Company for the year ended December 31, 2004. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

All currency in this report is expressed in United States dollars, unless the context indicates otherwise.

Introduction

The attached interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (See note 8 to the interim financial statements.). The Company's accounting policies and estimates used in the preparation of these interim financial statements are consistent with those used in the preparation of the annual financial statements. The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Forward Looking Statements

This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Business Conditions and Highlights

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico, and also in the United States. Its main asset is the Dolores gold and silver deposit in Chihuahua, Mexico, for which a positive bankable feasibility study was completed recently (the study, an initial optimizing study, and related news releases dated June 28 and August 3, 2005 are available on SEDAR at www.sedar.com).

The study (the “base case”), prepared by M3 Engineering & Technology Corp., independent consultants, proposes a 25,000 tonnes per day (tpd) conventional open pit heap-leach operation producing proven and probable reserves of approximately 1.95 million ounces of gold and 104 million ounces of silver in 78.7 million tonnes of ore and recovering 1.44 million ounces of gold and 53.1 million ounces of silver (or 2.23 million ounces of gold-equivalent at a conversion ratio of 66.67 ounces of silver equals one ounce of gold) over a nine-year mine life. Initial capital costs are estimated at $172.2 million. Total production costs are estimated at $230 per gold equivalent ounce (“AuEq”), producing a non-optimized pre-tax internal rate of return of 13.5%.

To reduce the initial capital costs of the base case proposal, and to begin other optimizing studies, the Company engaged Kappes, Cassiday & Associates (“KCA”), also independent consultants, to evaluate several alternatives based on a smaller-scale mine plan. The KCA study proposes an 18,000 tpd production schedule also yielding 1.44 million ounces of gold and 52.7 million ounces of silver, or 2.23 million AuEq, but over an 11.5 year mine life. Estimated initial capital costs in this study are $131.1 million, and total production costs are $220 per AuEq ounce, producing an estimated pre-tax internal rate of return of 20.3%

As is customary at this stage in a project, the Company continues to evaluate other options to maximize the total economic potential of the Dolores property, including evaluation of options for improved recoveries of gold and silver; an independent review of mine equipment, its utilization and staffing; and possible reductions in initial capital costs through contract mining, equipment leasing and purchase of suitable, used equipment. Although the total measured and indicated resource used in the two studies was calculated on drill data obtained up to September, 2004 the Company has continued drilling at Dolores. The data from subsequent drilling is expected to result in the up-grade of significant resources from the “inferred” category (which is not included in the resource used in the studies) to “measured and indicated” resources and potentially future reserves.

On completion of the optimization studies and approval by the Board of Directors the Company intends to source the debt and equity financing needed to bring Dolores into production. At Dolores, infrastructure and preparatory activities continue in anticipation of successful financing of the project. The exploration and condemnation drilling program to test additional targets on the 27,000 hectare Dolores property is continuing, and results will be reported when available.

The Company started exploration programs on two of its Northern Sonora properties in the first quarter of 2005, and these were continued into the second quarter. However, severe heat, and a shortage of water for drilling, caused the work to be temporarily suspended.

At Planchas de Plata drill testing was directed at confirming existing data from previous mining in the area. Significant silver mineralization was encountered, and additional work and evaluation is planned.

At Real Viejo, a program of reverse circulation drilling has begun and results will be reported when available.

Diamond drilling programs on the Dottie and Clear properties in Nevada have been completed, and results were disappointing. The Company has written off the accumulated property and deferred mineral exploration costs of $1.622 million associated with these projects. A deep-hole drilling program is planned for the Gutsy property in Nevada when drills become available.

Although the Company is in a strong financial position, it will require additional financing to complete development of Dolores. The availability of equity funding to the Company depends upon investor interest in the gold and silver sectors in general, and in the Company’s economic gold and silver deposit at Dolores. The gold market remains strong. The average price of gold for each of the first and second quarters of 2005 was $427 per ounce. At August 11, 2005 the price was $441 per ounce. The Company believes that the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in physical demand for gold. The average price of silver for the first quarter was $6.99 per ounce, and for the second quarter was $7.15. The average for the six months ended June 30 was $7.06. At August 11, 2005 the price was 7.09 per ounce.

It is not possible to forecast gold and silver price trends, their impact on the Dolores project or on future results from operations, nor is the Company able to forecast that the project will achieve a positive production decision and that it will be financed. However the current markets for gold and silver and for precious metals investments are encouraging for the Dolores project.

Operating Activities

The Company recorded a net loss for the quarter ended June 30, 2005 of $1.992 million ($0.05 per share) compared with $1.741 million ($0.05 per share) in 2004. For the six months to June 30, 2005, the net loss was $2.486 million ($0.07 per share) compared with $1.983 million ($0.05 per share) in 2004. The losses in 2004 include a charge for stock option compensation of $1.318 million in the second quarter that has no equivalent in 2005 as no stock options were granted in the six-month period ended June 30, 2005. The loss in the second quarter of 2005 ($1.992 million) includes a substantial charge of $1.664 million for exploration costs written off. (See Summary by Quarter” for information on losses before these two categories of expenditure are taken into consideration.)

Total administration costs of $0.565 million for the second quarter were marginally less than those for the same quarter in 2004, which were $0.583 million after excluding $1.318 million of stock option compensation. For the six months to June 30, 2005 such costs amounted to $1.152 million, compared to $1.109 million after a similar adjustment for the $1.318 million of stock option compensation. Accounting and auditing costs increased in the second quarter to $108 thousand compared to $63 thousand in 2004. For the six months to June 30, the expense was $198 thousand in 2005 compared to $128 thousand in 2004. These costs continue to rise to meet increasing complexity in reporting and compliance matters. We have begun work to enable us to comply with section 404 of the Sarbanes-Oxley Act, and the expense associated with that work will continue to increase.

The increase in consulting fees from $55 thousand in the second quarter of 2004 to $69 thousand in 2005 reflects the payment of directors’ fees, which amounted to $23 thousand in the quarter, compared with an amount of $6 thousand in 2004. The Company is now in the “pre-construction” phase of its activities, and although the Board of Directors has not made a formal decision to proceed to financing and construction, expenditures are expected to increase substantially as new staff are hired and preparations for mine construction and operation are made.

Summary by Quarter

This table presents our unaudited quarterly results of operations for each of the last eight quarters. The write-off of mineral properties and their related deferred exploration costs, and the recording of stock-based compensation expense on the award of stock options are events that do not occur regularly and therefore tend to distort the quarterly trends. They have been shown separately in the following table.

Net loss by quarter (000's)
	Q-1	Q-2	Q-3	Q-4
2005
Loss before the following	$ 401	$ 328
Stock option compensation	-	-
Write-off of mineral properties	93	1,664
Net loss	$ 494	$ 1,992
Loss per share	$ 0.01	$ 0.05
2004
Loss before the following	$ 193	$ 382	$ 224	$ 334
Stock option compensation	-	1,318	-	58
Write-off of mineral properties	49	41	196	54
Net loss	$ 242	$ 1,741	$ 420	$ 446
Loss per share	$ 0.01	$ 0.05	$ 0.01	$ 0.01
2003
Loss before the following			$ 78	$ 620
Stock option compensation			1,148	-
Write-off of mineral properties			33	1,012
Net loss			$ 1,259	$ 1,632
Loss per share			$ 0.04	$ 0.05

As the Company is still in the exploration stage, its quarterly losses are not affected by sales or production-related factors. Variances by quarter reflect overall corporate activity.

Financial Position and Liquidity

The Company’s financial condition improved significantly in late 2003, and the Company has maintained high levels of cash balances and working capital throughout 2004 and the first six months of 2005. As at June 30, 2005, the Company had working capital of $35.67 million, compared with $41.76 million at December 31, 2004. The most significant component of the change in working capital in the first six months was the decrease in cash and cash equivalents by $6.08 million over the December 31, 2004 balance. The Company’s cash and cash equivalents are held primarily in Canadian dollars and in the first six months the US dollar value of those Canadian dollars decreased because of the strengthening of the US dollar against the Canadian dollar, from US $ 0.8319 per Canadian dollar at December 31, 2004 to US$ 0.8161 at June 30, 2005. The resultant decrease in the cash equivalents was a translation loss of $ 0.833 million in the six months to June 30, 2005 (2004-$1.28 million loss). This loss plus the cash expenditures on mineral properties, exploration and equipment of $4.646 million, and the cash loss for the quarter of $0.723 million, are the significant components of the net decrease in cash and cash equivalents during the six months of $6.08 million. The Company’s financial resources are not sufficient to allow it to proceed to full construction of a mine at its Dolores property. The total amount to be raised will not be known until the optimization studies are completed. There is no assurance that equity and financial markets will be able to provide the financing that will be required.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, some of which are denominated in United States dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. During the six months ended June 30, 2005, the Company realised a small loss of $18 thousand, while in the same period in 2004 a gain of $39 thousand was recorded. The Company will seek to maintain a low exposure to foreign currency fluctuations.

The Company’s cash and cash equivalents are liquid renewable Canadian dollar bank instruments which provide a fixed rate of interest during the term.

Investment in Mineral Exploration and Development

The Company expended $4.611 million on mineral exploration and development in the first half of 2005 (2004-$2.945 million).

The Company has focused its activities on the Dolores project, an advanced-stage exploration project in northern Mexico, conducting extensive drilling to determine the size and grade of the deposit and to conduct a feasibility study demonstrating its economic potential, but as explained above (“Business Conditions and Highlights”) the Company has also conducted significant programs on its Planchas de Plata and Real Viejo properties in the first half of 2005.

Outstanding Share Data

At June 30 and August 11, 2005, there were 36,601,841 common shares issued and outstanding. At June 30, 2005 there were 3,285,000 stock options outstanding with exercise prices ranging from CDN$1.05 to CDN$12.53 per share. On July 12, 2005, the Company granted 450,000 options with an exercise price of CDN$5.64. All of the 3,735,000 options outstanding are fully vested.

Outlook

The Company is adequately funded to carry out currently approved development work at Dolores. Current work plans are incorporated into a $5 million cash budget (of which approximately $2.6 million has been expended through June 30, 2005) for additional drilling, engineering and construction, and environmental studies. Apart from property payments, the Company has no significant contractual obligations relating to Dolores at this time, except for contingent royalty payments once production commences. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Dolores project. The Company may seek to secure debt financing for all or part of the Dolores construction costs, or it may seek equity financing for all or part of the costs. There can be no guarantee that such financing will be available to the Company when it seeks to begin construction of the project.

The Company plans to expand its exploration and development programs for 2005 on projects other than Dolores, with renewed drilling at its Northern Sonora and Nevada properties. Expenditures on Northern Sonora are budgeted at $1.7 million, of which approximately $0.60 million has been expended, and on Nevada projects at $0.5 million, substantially all of which has been expended. Additional expenditures will be made on the Gutsy property in Nevada.

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2004. Readers are referred to the annual Management Discussion and Analysis dated March 21, 2005 for further information.

Commitments

There have been no significant changes in the Company’s commitments as reported in the Annual Management Discussion and Analysis dated March 21, 2005.

Related Party Transactions

Related party transactions are summarized in Note 6 to the interim financial statements.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Corporation undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The Company's financial success is subject to, among other things, fluctuations in gold and silver metal prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company is exposed to currency fluctuations against the Mexican peso and United States dollar that could affect capital and operating costs, but may choose to mitigate the risk through forward purchase of these currencies. The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has completed a feasibility study on its Dolores gold and silver deposit, which has been shown to host a mineral reserve that can be economically developed and profitably mined.

Note to U.S. Investors

While the terms “mineral reserve,” “proven reserve,” probable reserve,” “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, only “proven and probable mineral reserves” are defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources, except for “proven and probable mineral reserves”, under Canadian standards will not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. Proven and Probable reserves are recognized as economically viable whereas, “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

"Mark H. Bailey"	"Ronald J. Simpson"
Mark H. Bailey	Ronald J. Simpson
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.

August 12, 2005

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated:	August 12, 2005

“Mark H. Bailey”

Name: Mark H. Bailey

Title: Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Ronald J. Simpson, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended June 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated:	August 12, 2005

“Ronald J. Simpson”

Name: Ronald J. Simpson

Title: Chief Financial Officer

August 15, 2005

To the following Securities Commissions:

BC Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Quebec Securities Commission

and

Toronto Stock Exchange

Dear Sir:

Re: Minefinders Corporation Ltd.

We confirm that the 2nd Quarter 2005 Interim Report to Shareholders was sent by prepaid mail to all Supplemental Card Shareholders in accordance with Canadian Securities Administrators’ National Instrument 54-101 regarding communication with beneficial owners of securities of the reporting issuer, this day, August 15, 2005.

Very truly your,

MINEFINDERS CORPORATION LTD.

“Jessie M. Pryor”

Jessie M. Pryor

Controller

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD.

(Registrant)

Date August 15, 2005

By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director